PRESS RELEASE	APRIL 18, 2023

Largo Reports First Quarter 2023 Operational and Sales Results; Installation of its 6.1 MWh Vanadium Flow Battery and Construction of its Ilmenite Plant Nears Completion

Q1 2023 and Other Highlights

  Quarterly V2O5 production of 2,111 tonnes (4.6 million lbs1) in Q1 2023 vs. 2,442 tonnes produced in Q1 2022; In the upper range of Company's quarterly production guidance of 1,900-2,200 tonnes for Q1 2023

  Quarterly sales of 2,849 tonnes of V2O5 equivalent (inclusive of 245 tonnes of purchased material) in Q1 2023, a 28% increase over the 2,232 equivalent tonnes sold (inclusive of 79 tonnes of purchased material) in Q1 2022 and well above the Company's quarterly guidance range of 2,300-2,500 tonnes for Q1 2023

  Construction of the Company's ilmenite concentration plant progressed as planned in Q1 2023; The Company expects to complete commissioning in Q2 2023 and initiate a gradual ramp up of ilmenite concentrate production in early Q3 2023 as a new by-product of its vanadium operations in Brazil

  Largo Clean Energy ("LCE") continued with the installation of its 6.1-megawatt hour ("MWh") vanadium redox flow battery ("VRFB") for Enel Green Power España ("EGPE") in Q1 2023 with a majority of the site equipment installed

  In April 2023, Largo completed its registration to become a member of the Long Duration Energy Storage Council, a global non-profit working group to accelerate the decarbonisation of the world through the acceleration of long duration energy storage

  LCE and Ansaldo Green Tech ("Ansaldo") continue to explore business opportunities to address the identified needs in the European energy sector. Discussions between LCE and Ansaldo have progressed beyond the stage of a memorandum of understanding ("MOU") to the stage of final agreement negotiations. While the exclusivity period contained in the previously announced non-binding MOU has expired, both parties continue negotiations and an update will be provided at the appropriate time

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces quarterly production of 2,111 tonnes of vanadium pentoxide ("V2O5") equivalent from its Maracás Menchen Mine and sales of 2,849 tonnes V2O5 equivalent in Q1 2023.

Daniel Tellechea, Interim CEO and Director of Largo, stated: "As expected, effects from heavy rains and reduced high-grade massive ore availability impacted production in Q1 2023 and the Company has been diligently working to rebuild the necessary stockpiles to maintain steady-state operations going forward. Despite these challenges, I am pleased to report that we are tracking in line with our 2023 production and sales guidance as of Q1 2023." He continued: "We expect to reach a number of significant milestones in 2023, including the successful delivery of the Company's first VRFB system in Spain, the inauguration of its ilmenite concentration plant as well as finalizing negotiations with Ansaldo, which remain ongoing. As the vanadium sector continues to exhibit steady demand, our focus remains on delivering these milestones over the course of the year in an effort to maximize shareholder value."

MaracásMenchen Mine Operational and Sales Results

	Q1 2023	Q1 2022

Total Ore Mined (tonnes)	341,967	303,652
Ore Grade Mined - Effective Grade (%)[2]	0.81	1.27

Concentrate Produced (tonnes)	78,695	92,324
Grade of Concentrate (%)	2.99	3.21
Global Recovery (%)[3]	83.0	77.5

V2O5 produced (Flake + Powder) (tonnes)	2,111	2,442
V2O5 produced (equivalent pounds) [1]	4,653,953	5,383,682
Total V2O5 equivalent sold (tonnes)	2,849	2,232
Produced V2O5 equivalent sold (tonnes)	2,604	2,153
Purchased V2O5 equivalent sold (tonnes)	245	79

Q1 2023 Operational and Sales Overview

  Heavy Rains and Low Massive Ore Availability Impacts Quarterly Production Results in Q1 2023: V2O5 production in January was 354 tonnes, with 843 tonnes produced in February and 914 tonnes produced in March, for a total of 2,111 tonnes produced. Production in Q1 2023 was largely impacted by low ore availability due in part to the heavy rains at the mine in December 2022. Consequently, the Company performed its planned kiln maintenance and refractory refurbishment in January 2023. In Q1 2023, global recoveries3 averaged 83.0%, being 7% higher than the 77.5% averaged in Q1 2022 and 11% higher than the 74.7% achieved in Q4 2022. In Q1 2023, a transition of the Company's mining contractor was completed and the Company mined 341,967 tonnes of ore with an effective V2O5 grade2 of 0.81% compared to 303,652 tonnes with an effective V2O5 grade2 of 1.27% in Q1 2022. The impact to ore grade mined was due in part to the effects of low massive ore availability due to the heavy rains as noted previously.

  Strong Sales Results in Q1 2023 Supported by Strong Spot Market Demand - China Leading the Way with VRFBs: In Q1 2023, the Company sold 2,849 tonnes of V2O5 equivalent (inclusive of 245 tonnes of purchased material), representing an increase of 28% over the 2,232 tonnes (inclusive of 79 tonnes of purchased material) sold in Q1 2022. In Q1 2023, spot demand for vanadium remained strong, primarily due to higher-than-expected demand from the aerospace sector. At Vanitec's 12th Energy Storage Committee meeting in Chengdu, China in March, several announcements were made regarding the Chinese VRFB sector, including demand forecasts for expected VRFB manufacturing capacity. The cumulative installed capacity of electrochemical energy storage in China is expected to reach 100 gigawatts ("GW") by 2030, with VRFBs expected to represent 30% of this capacity or approximately 180 gigawatt hours ("GWh") using an average duration of 6 hours. It is estimated that 180 GWh of vanadium electrolyte would require approximately 1.5 million tonnes of V2O5 or approximately 7.5x current global production levels.

  Inaugural VCHARGE VRFB Installation in Spain Nears Completion in Q1 2023: LCE continued to progress with the delivery of its VRFB system for EGPE during Q1 2023. All required hardware for the installation was delivered and LCE's field service team completed a significant portion of the system installation, including the alternating current ("AC") power systems, chiller system, LCE's power containers and electrolyte storage containers. The Company expects hot commissioning of the VRFB system to be completed in June 2023, however provisional acceptance by EGPE is now expected in Q3 2023 due in part to delays associated with the finalization of certain agreements and the receipt of government documentation required for the provision of services by qualified technicians.

  Ramp Up of Ilmenite Concentrate Production Expected in Early Q3 2023: Following the anticipated completion of construction and commissioning of its ilmenite concentration plant in Q2 2023, the Company expects to begin producing ilmenite concentrate in early Q3 2023. The Company expects a gradual ramp up of ilmenite production in Q3 2023 with the expectation of building sufficient stockpiles of produced material for sale in early 2024. The Company continues to explore alternative debt financing or strategic association options with regard to developing its titanium dioxide ("TiO2") pigment plant. Currently, there are no capital expenditure obligations for this plant in 2023, and the Company will provide further updates as required.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company will be implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) leading vanadium supplier with an outlined growth plan and 2.) U.S.-based energy storage business support a low carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing and cost related to the build-out of the ilmenite plant; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and successfully operate a VRFB business, the projected timing and cost of the completion of the EGPE project; our ability to protect and develop our technology, our ability to maintain our IP, the competitiveness of our product in an evolving market, our ability to market, sell and deliver our VCHARGE batteries on specification and at a competitive price, our ability to successfully deploy our VCHARGE batteries in foreign jurisdictions; our ability to negotiate and enter into a joint venture with Ansaldo Green Tech on terms satisfactory to the Company and the success of such joint venture;  the receipt of necessary governmental permits and approvals on a timely basis, our ability to secure the required resources to build and deploy our VCHARGE batteries, and the adoption of VRFB technology generally in the market.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium commodities; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to mitigate the impact of continuing heavy rainfall; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's VRFB technology; the ability to obtain funding through government grants and awards for the Green Energy sector, the accuracy of cost estimates and assumptions on future variations of VCHARGE battery system design, that the Company's current plans for ilmenite and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

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[1] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

[2] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

[3] Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.